September 11, 2018

Via EDGAR Correspondence Filing

Dominic Minore, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RiverNorth Opportunistic Municipal Income Fund, Inc. (the “Fund”)
File Nos. 333-226273, 811-23366

Dear Mr. Minore:

We have received your comments regarding the registration statement for the above captioned Fund (the “Registration Statement”) in your letter of August 17, 2018. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Registration Statement

Calculation of Registration Fee Under the Securities Act of 1933 (cover page)

In a footnote to the “Amount Being Registered” column, disclose that Common Shares issued pursuant to the exercise of the underwriters’ over-allotment option are also being registered.

Response: The current “Calculation of Registration Fee Under the Securities Act of 1933” table reflects only a nominal amount of shares. Once the Underwriters have conducted marketing activity on behalf of the Fund, the Fund plans to file another pre-effective amendment to the Registration Statement (and, if necessary, a registration statement filed pursuant to Rule 462(b) under the Securities Act) in order to register the number of shares the Underwriters expect to sell in the offering, including the Common Shares that may be issued pursuant to the exercise of the Underwriters’ over-allotment option. The Fund will include the requested footnote in such filings.

Prospectus

Outside Front Cover

The Fund

Please add a brief statement that makes clear the reason for including at this juncture the cross-reference to the “Contingent Conversion Feature.”

Response: The cross reference has been removed as the Fund will no longer include a Contingent Conversion Feature.

Principal Investment Strategies

Expand the disclosure to include a brief definition of the phrase “exempt-interest dividends” that appears in this section.

Response: The disclosure has been revised as follows:

“In order to qualify to pay exempt-interest dividends, which are items of interest excludable from gross income for federal income tax purposes, the Fund will seek to invest at least 50% of its Managed Assets directly in such Municipal Bonds.”

Tactical Municipal Closed-End Fund Strategy

The disclosure states that the Tactical Municipal Closed-End Fund Strategy will seek to “(ii) derive value from the discount and premium spreads associated with closed-end funds.” Please amplify the disclosure to identify the categories of “closed-end funds” to which the statement refers.

Response: The disclosure has been revised as follows:

“(ii) derive value from the discount and premium spreads associated with closed-end funds that invest, under normal market conditions, at least 80% of their net assets, plus the amount of borrowing, for investment purposes, in Municipal Bonds.”

Municipal Income Bond Strategy

The disclosure states that the Fund may invest up to 30% of its Managed Assets in Municipal Bonds that pay interest that may be includable in taxable income for purposes of the Federal alternative minimum tax. Expand the disclosure to clarify whether the 30% limit applies to the Fund’s investments under both the Tactical Municipal Closed-End Fund Strategy and the Municipal Income Bond Strategy.

Response: The Fund confirms that this 30% limit applies only to the Municipal Bond Income Strategy and the disclosure has been revised accordingly. The Fund notes that the Underlying Funds in which it invests pursuant to the Tactical Municipal Closed-End Fund Strategy may themselves invest in municipal bonds that pay interest that may be includable in taxable income for purposes of the Federal alternative minimum tax.

Expand the paragraph that begins with “You should read this prospectus” to include on the outside front cover all of the additional information that is required by Item 1.1.d. of Form N-2.

Response: The disclosure has been revised accordingly.

Please expand footnote (2) to the pricing table to provide a cross-reference to the section of the prospectus captioned “Additional Underwriter Compensation.”

Response: The Prospectus no longer includes a separate sub-section titled “Additional Underwriter Compensation” and instead the relevant disclosure is contained under the broader section titled “Underwriters.” Accordingly, footnote (2) will include a cross-reference to the “Underwriters” section.

In your response letter, please confirm that all of the information that precedes the section captioned “Table of Contents” will appear on the outside front cover of the prospectus in at least 10-point type.

Response: The Fund confirms that all of the information that precedes the section captioned “Table of Contents” will appear in at least 10-point type.

Contingent Conversion Feature (page iii)

The disclosure states that the Fund’s Charter provides that, “during calendar year,” the Fund will call a shareholder meeting for the purpose of voting to determine whether the Fund should convert to an open-end management investment company. Expand the disclosure to identify in which calendar year the Fund will call a shareholder meeting for this purpose. Also, clarify whether the Fund will not be required to call a meeting to vote on such proposal in subsequent calendar years should its shareholders fail to approve the proposal during the applicable calendar year.

Response: This disclosure has been removed as the Fund will no longer include a Contingent Conversion Feature.

Dividends and Distributions (page iv)

May the Contingent Quarterly Special Distribution be paid in respect of capital gains? If so, how will the payment of the Contingent Quarterly Special Distribution comply with the requirements of section 19 of the ICA?

Response: The Fund will no longer feature the Contingent Quarterly Special Distribution and the related disclosure has been removed from the Registration Statement.

Leverage (page iv)

The disclosure states that the Fund may enter into other transactions that have the effect of leverage, and that such other transactions “may” include tender option bond transactions. Additionally, page 7 discloses that the Fund currently anticipates that leverage will initially be obtained through the use of proceeds received from tender option bond transactions. We also note from the disclosure appearing on page 56 and elsewhere in the prospectus, that the Fund may invest in TOB Floaters and TOB Residuals, and that the Fund intends to utilize TOBs as a form of leverage. In your response letter, describe how the Fund will treat TOB Floaters, TOB Residuals, both recourse and non- recourse, when determining its exposure to leverage, for purposes of segregating liquid assets and the asset coverage test under section 18(a)(1) under the Investment Company Act of 1940 (the “ICA”).

Response: Section 18 of the 1940 Act is implicated when the Fund invests in TOB Residuals issued by a tender option bond trust and receives cash proceeds which effectively amount to a borrowing from the sale of TOB Floaters issued by such trust to third-party investors (typically, money market funds). Accordingly, consistent with the guidance provided by the Staff of the Division of Investment Management,1 for such tender option bond transactions, the Fund will segregate (or earmark) unencumbered liquid assets (other than the bonds deposited into the tender option bond trust) with a value at least equal to the amount of the TOB Floaters plus accrued interest, if any, to the extent necessary for the Fund to comply with the asset coverage requirements of Section 18 with respect to both recourse and non-recourse TOB Residual investments of the Fund. The Fund believes the other potential tender option bond transactions in which it is permitted to enter (e.g., investments in TOB Floaters) do not implicate Section 18 under the 1940 Act. See also our response below to your comment on Footnote (4) of the Summary of Fund Expenses table for a discussion of how such tender option bond transactions will be reflected in the calculation of the Fund’s assets.

Prospectus Summary

Principal Investment Strategies (page 1)

May the Fund invest in entities that are excluded from the definition of “investment company” under the ICA solely by Section 3(c)(1) or Section 3(c)(7) of the ICA (typically private equity funds and hedge funds)? If it may, add disclosure stating that the Fund will limit its investment in such entities to no more than 15% of its net assets. In the alternative, confirm in your response letter that the Fund will not invest in such entities.

Response: The Fund confirms that it will not invest in entities that are excluded from the definition of “investment company” under the 1940 Act solely by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

State Specific and Industry Risk (page 15)

The disclosure states that the Fund’s overall exposure to a single industry or a single state of origin may be greater after factoring in the investments of the Underlying Funds, in which case the Fund may be more susceptible to adverse economic, political or regulatory occurrences affecting that particular state or industry. Please expand the prospectus disclosure to take into account the SAI disclosure which indicates that, to the extent that the Fund is aware of the investments held by the Underlying Funds, the Fund will consider such information when determining compliance with its fundamental investment restriction governing industry concentration.

[1]	See https://www.sec.gov/divisions/investment/issues-of-interest.shtml#tobfinancing.

Response: The Fund has removed the above referenced disclosure from the SAI as it does not intend to consider the holdings of the Underlying Funds when determining compliance with its fundamental policy not to concentrate.

Summary of Fund Expenses (page 36)

We note that most of the information in the fee table and Example is incomplete. Please provide us with the details of the Fund’s fees, expenses and Example presentation as soon as they are available.

Response: The fee table and Example have been completed.

Footnote (4) states that the management fee and administration fee are charged as a percentage of the Fund’s average daily Managed Assets, as opposed to net assets. Please expand the disclosure to highlight how Managed Assets are counted, per the terms of the Investment Advisory contract, in respect of TOBs transactions. Specifically, how Managed Assets are calculated where the Fund’s receives TOB securities upon a transfer of the Fund’s portfolio assets, such as a Municipal Bond or other municipal securities, to the sponsor of the TOB vehicle, as described on page 46.

Response: The disclosure throughout the Prospectus has been revised to note that Managed Assets include assets attributable to the Fund’s use of leverage created by its tender option bond trust transactions—i.e., the portion of assets in tender option bond trusts of which the Fund owns TOB Residuals that has been effectively financed by the trust’s issuance of TOB Floaters.

We note from footnote (5) that the “Leverage Costs” fee table line item assumes the use of leverage from the proceeds of tender option bond transactions using an assumed annual interest rate expense to the Fund. Clarify where in the Fund’s fee table the other expenses of TOBs transactions are included, such as those expenses identified on page 47 related to remarketing, administration and trustee services to a TOB Issuer.

Response: The Fund’s fee table has been updated to indicate where these expenses of TOB transactions are included.

Net Asset Value (page 73)

In your response letter, please inform the staff whether the Fund’s Board of Directors will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Fund’s Board of Directors will regularly review the historical accuracy of its fair value methodologies. See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

Response: The Fund confirms that the Fund’s Board of Directors will review and approve in advance the valuation methodology of any independent valuation firm it uses and the Fund’s Board of Directors will regularly review the historical accuracy of its fair value methodologies.

Dividend Reinvestment Plan (page 76)

Disclose that reinvested dividends increase the Fund's total Managed Assets on which a management fee is payable to Fund's Adviser.

Response: Please see the last sentence of the first paragraph under the section “Dividend Reinvestment Plan.”

Approval of Extraordinary Corporate Actions (page 80)

The disclosure presented in the section identifies various matters specified by the Fund’s Charter as requiring either a favorable “supermajority” vote or a favorable “two-thirds” vote in order “to advise, approve, adopt or authorize” the matters identified. We note, however, that certain of the matters identified, as well as their related voting requirements, are specifically governed by the ICA. Please reconcile, in each instance, the voting requirements specified by the Fund’s Charter pertaining to those matters specifically governed by the ICA, with the applicable voting requirements specified by the ICA.

Response: The above referenced disclosure has been revised to remove the approval items of the Board of Directors that were inconsistent with the 1940 Act voting requirements and to align the remaining voting requirements in the section to meet or exceed the 1940 Act voting requirements, as applicable. As revised, the above referenced section states in part the following:

In addition, the Fund’s Charter requires the favorable vote of two-thirds of the entire Board of Directors to advise, approve, adopt or authorize any of the following:

•	the election and removal of officers;

•	the creation of and delegation of authority and appointment of members to committees of the Board of Directors;

•	amendments to the Fund’s Bylaws (which may only be effected by the Board of Directors, not the Common Shareholders); and

•	Charter amendments not requiring shareholder approval under the 1940 Act.

Underwriters (page 91)

Please confirm to the staff whether FINRA has approved the underwriting terms of the Fund’s offering.

Response: The Fund confirms that it will receive FINRA approval of the underwriting terms of the Fund’s offering prior to effectiveness.

Additional Underwriter Compensation (page 91)

Please file the contracts described in this section as exhibits to the Fund's registration statement.

Response: The contracts described in this section will be filed prior to effectiveness.

Statement of Additional Information

Investment Restrictions (page 1)

The second paragraph states that any of the Fund’s fundamental investment restrictions that involve a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after and is caused by an acquisition or encumbrance of securities or assets of, or borrowings by, the Fund. Please note that, under the ICA, the asset coverage requirement applicable to borrowings must be maintained on an ongoing basis. Accordingly, please revise the disclosure to reflect this requirement.

Response: The disclosure has been revised to clarify that “the asset coverage requirement applicable to borrowings will be maintained as required under the 1940 Act.”

In the fourth enumerated fundamental policy, please insert the phrase “or group of industries” after the phrase “single industry.”

Response: The disclosure has been revised accordingly.

The narrative disclosure supplementing the Fund’s presentation of its fundamental investment restriction (4) states that the limitation on industry concentration will apply to municipal securities if the payment of principal and interest for such securities is derived “solely from” a specific project. In that situation, the Fund will consider such municipal securities to be in an industry. Please expand the disclosure to state that the industry of a non-governmental user or of a project being funded will be counted for concentration purposes where such securities are backed principally by non-governmental assets and revenues. In this regard, where a governmental entity commits to providing support only in case the assets and revenues of the non-governmental user are insufficient to satisfy the obligations under the debt, the debt is considered being backed “principally” by the revenues and assets of the nongovernmental user and, therefore, will be counted towards the industry of the user for concentration purposes.

Response: The SAI disclosure supplementing the discussion regarding fundamental investment restriction (4) has been revised to as follows:

The limitation in fundamental investment restriction (4) will apply to municipal securities if the payment of principal and interest for such securities is derived principally from a specific project associated with an issuer that is not a governmental entity or a political subdivision of a government, and in that situation the Fund will consider such municipal securities to be in an industry associated with the project.

Board Members and Officers (page 31)

Please disclose all of the other information required by Item 18 of Form N-2 in the next submission of the prospectus. In this regard, the section captioned “Director Qualifications” should present information for each director that briefly identifies the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund at the time that the disclosure is made, in light of the Fund’s business and structure. See Item 18.17 of Form N-2.

Response: The disclosure has been updated and any remaining items will be finalized in a subsequent pre-effective amendment to the Registration Statement.

Signatures

Prior to effectiveness of the registration statement, the Fund must have a board of directors whose composition complies with the applicable provisions of the ICA. Also, please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement be signed by a majority of the Fund’s Board of Directors.

Response: The Fund notes the comment and will comply with such requirements.

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We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Morrison Warren at (312) 845-3484 or the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler LLP

By	/s/ Walter L. Draney
Walter L. Draney, Esq.

cc:	Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.